



04024229

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

2 April, 2004

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

• Notification of listing dated 2 April 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
APR 15 2004
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
APR 0 9 2004
WASH. D.C.
155 SECTION

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,605 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being issued to the Company's Non-Executive directors as consideration of their services to the Company during the period 1 January to 31 March 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,483,222,424 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

2 April 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,605 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being issued to the Company's Non-Executive directors as consideration of their services to the Company during the period 1 January to 31 March 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,483,222,424 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

2 April 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,605 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being issued to the Company's Non-Executive directors as consideration of their services to the Company during the period 1 January to 31 March 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,483,222,424 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

2 April 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,605 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being issued to the Company's Non-Executive directors as consideration of their services to the Company during the period 1 January to 31 March 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,483,222,424 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

2 April 2004

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,605 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being issued to the Company's Non-Executive directors as consideration of their services to the Company during the period 1 January to 31 March 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,483,222,424 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

2 April 2004

END.